February 4, 2015

United States Securities and Exchange Commission
Attn: Pamela Long, Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Gen3Bio, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 23, 2015
File No. 333-199963

Dear Ms. Long:

Gen3Bio, Inc. (the “Gen3Bio” or the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 4, 2015, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.

We note that the report date referenced in the consent does not match the date of the report of your independent registered public accountants. Please revise your registration statement as appropriate.

Response: Our independent registered public accounts have revised their consent accordingly.

In connection with this response, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and review.

Sincerely,

Gen3Bio, Inc.

/s/ Michael Okada
Michael Okada
Chief Financial Officer